Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Magnachip Semiconductor Corporation for the registration of $50,000,000 common stock, preferred stock, warrants, rights and units and to the incorporation by reference therein of our report dated March 16, 2026, with respect to the consolidated financial statements of Magnachip Semiconductor Corporation, and the effectiveness of internal control over financial reporting of Magnachip Semiconductor Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ EY Han Young

Seoul, the Republic of Korea

June 12, 2026